                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 7)

                                 PlanetCAD Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  72704Y 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Eric Weissmann
                              PCD Investments, LLC
                          1871 Folsom Street, Suite 106
                             Boulder, Colorado 80302
                                  303-526-7636
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 2 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          PCD INVESTMENTS, LLC                  I.D. NO. 84-1607522
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          COLORADO, UNITED STATES
--------------------------------------------------------------------------------
   NUMBER OF               7     SOLE VOTING POWER                     1,863,809
     SHARES               ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER                           0
    OWNED BY              ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER                1,863,809
   REPORTING              ------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER                      0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,863,809
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 3 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GARY M. JACOBS
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF               7     SOLE VOTING POWER                             0
     SHARES               ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER                   1,863,809
    OWNED BY              ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER                        0
   REPORTING              ------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER              1,863,809
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,863,809
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 4 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ERIC A. WEISSMANN
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF               7     SOLE VOTING POWER                             0
     SHARES               ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER                   1,863,809
    OWNED BY              ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER                        0
   REPORTING              ------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER              1,863,809
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,863,809
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                         -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 5 of 9 Pages
----------------------                                         -----------------

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this Amendment No. 7 to the joint statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock") of PlanetCAD Inc. (the "Issuer"), a Delaware corporation with its principal executive offices at 2520 55th Street, Suite 200, Boulder, Colorado 80301.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) PCD Investments, LLC ("PCD Investments") as the direct beneficial owner of the Common Stock, (ii) Gary M. Jacobs ("Jacobs") as a managing director of, and owner of equity interests in, PCD Investments and (iii) Eric A. Weissmann ("Weissmann") as a managing director of, and owner of equity interests in, PCD Investments. Weissmann and Jacobs collectively own 100% of the equity interests of PCD Investments. Jacobs, Weissmann and PCD Investments are collectively referred to as the "Reporting Persons").

         (b) The business address of the Reporting Persons is 1871 Folsom Street, Suite 106, Boulder, Colorado 80302.

         (c) PCD Investments' principal business is participating in investment activities. Jacobs is a managing director of PCD Investments, 1871 Folsom Street, Suite 106, Boulder, Colorado 80302. Weissmann is a managing director and the president of PCD Investments, 1871 Folsom Street, Suite 106, Boulder, Colorado 80302. In addition to these activities, Weissmann and Jacobs also conduct other independent business activities.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) PCD Investments is a Colorado limited liability company. Jacobs and Weissmann are both citizens of the United States of America.

----------------------                                         -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 6 of 9 Pages
----------------------                                         -----------------

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the funds used in acquiring the shares of Common Stock was working capital of PCD Investments.

ITEM 4.           PURPOSE OF TRANSACTION.

         The primary purpose of PCD Investments' acquisition of shares of Common Stock was as a strategic financial investment. In conjunction with this investment, in January and February of 2002, Jacobs and Weissmann met with certain members of the board of directors of the Issuer to discuss publicly-available information regarding the Issuer, including its products, product development and product strategy. In addition, Jacobs and Weissmann have recently discussed with certain members of the board of directors of the Issuer the conceptual basis for a possible business transaction involving the Issuer.

         On February 21, 2002, PCD Investments presented a letter to the board of directors of the Issuer that advised the board of a potential tender offer by PCD Investments priced at $0.26 per share of Common Stock. This letter (the "Offer Letter") also presented the board with two alternative business transactions each of which would be in lieu of the potential tender offer as set forth in the Offer Letter. A copy of the Offer Letter is attached to this filing as Exhibit 2.

         The first alternative set forth in the Offer Letter is a transaction whereby the Issuer and a privately-held company to be formed by the principals of PCD Investments would merge resulting in stockholders of the Issuer receiving as merger consideration either a payment of $0.30 per share of Common Stock or (for certain electing stockholders) one share of preferred stock in the resulting private entity. The second alternative set forth in the Offer Letter would increase the consideration paid to the stockholders of the Issuer pursuant to a tender offer if the board of directors of the Issuer consents to the transaction and agrees to certain other proposals. Please see the Offer Letter attached as Exhibit 2 for a complete discussion of the terms and conditions of the potential tender offer and the alternatives to a potential tender offer. As set forth in the Offer Letter, either through a negotiated transaction or through a potential tender offer, PCD Investments intends to attempt to gain control of the Issuer. A press release discussing certain aspects of The Offer Letter is attached as Exhibit 3.

         On February 26, 2002, Gene Fischer, chairman of the board of directors of the Issuer responded to PCD Investments' Offer Letter (the "Issuer's Response Letter"). Rather than accepting either of the alternatives set forth in the Offer Letter, the Issuer's Response Letter stated that the board of directors did not have an opportunity to meet to consider the Offer Letter but proposed a meeting with PCD Investments at the next board meeting on March 6, 2002.

         On February 27, 2002, PCD Investments responded by letter to Mr. Fischer. A copy of this letter is attached to this filing as Exhibit 4. Although unable to meet on March 6, 2002, PCD Investments will meet with the Issuer earlier if such meeting is to directly negotiate one of PCD Investments' offers. In addition, on February 27, 2002, PCD Investments demanded, under
Section 220 of the Delaware General Corporation Law, a copy of the Issuer's stockholders list.

         The Issuer sent another letter to PCD Investments on March 1, 2002. In such letter the Issuer responds to certain questions asked by PCD Investments and again raises the possibility of implementing "defensive measures." PCD Investments does not believe implementing defensive measures to be in the stockholders' best interests and will oppose the Issuer's attempt to implement such measures. The Issuer's letter has been previously publicly filed.

         Attached as Exhibit 5 is a letter dated March 5, 2002, from PCD Investments to the Issuer. In this letter, PCD Investments reiterates its inability to meet with the Issuer on March 6 and discusses certain concerns with the current board of directors and shareholder value.

         In conjunction with PCD Investments' attempt to gain control of the Issuer, PCD Investments intends to elect or appoint new members of the board of directors of the Issuer and potentially to prepare a proxy statement to be delivered to the shareholders of the Issuer in conjunction with the Issuer's next annual stockholders meeting. In addition, although no specific proposals have been finalized, PCD Investments may in the future propose certain changes to the articles of incorporation and bylaws of the Issuer making such documents more favorable to the shareholders and potentially allowing transactions maximizing shareholder value. If the Issuer enters into a proposed negotiated transaction with PCD Investments as set forth in the Offer Letter or if PCD Investments completes its potential tender offer, PCD Investments may ultimately cause the Common Stock of the Issuer to be delisted from the American Stock Exchange and terminate its registration under the Securities Exchange Act of 1934. PCD Investments may also take positions or make proposals with respect to other potential changes in the operations, management or capital structure of the Issuer. Any of such

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 7 of 9 Pages
---------------------                                          -----------------

positions or proposals may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------

When it becomes available, stockholders should read the tender offer statement on Schedule TO (including a "going-private" Transaction Statement) filed with the Securities and Exchange Commission by PCD Investments, LLC as it will contain important information about the tender offer. When it becomes available, stockholders can obtain such tender offer statement on Schedule TO for free from the U.S. Securities and Exchange Commission's website at http://www.sec.gov or from PCD Investments by directing a request to PCD Investments LLC, 1871 Folsom Street, Suite 106, Boulder, CO 80302.

--------------------------------------------------------------------------------

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) PCD Investments is the direct beneficial owner of 1,863,809 shares of Common Stock, representing approximately 14.99% of the voting power of the outstanding Common Stock based upon 12,427,696 shares of Common Stock outstanding as of November 12, 2001, as set forth in the Issuer's 10-QSB filed on November 14, 2001. By virtue of the relationships described under Item 2 of this Statement, Jacobs and Weissmann may be deemed to share indirect beneficial ownership of the shares of Common Stock directly owned by PCD Investments.

         (b) PCD Investments has the power to vote or direct the vote, and the power to dispose or direct the disposition, of 1,863,809 shares of Common Stock. By virtue of the relationships described in Item 2, Jacobs and Weissmann may be deemed to have the indirect power to vote or direct the vote, and the power to dispose of or direct the disposition, of the shares of Common Stock held by PCD Investments.

         (c) No transactions in the Issuer's securities have occurred by PCD Investments since its most recently filed amendment to Schedule 13D.

         (d) No one other than PCD Investments is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by it.

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 8 of 9 Pages
---------------------                                          -----------------

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or operating arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement of the Reporting Persons to the filing of this Statement on behalf of each of them.

         Exhibit 2 Letter to the Issuer's Board of Directors from PCD Investments dated February 21, 2002, relating to potential tender offer and proposed acquisition of outstanding shares of the Issuer.

         Exhibit 3         Press Release of PCD Investments dated February 21,
                           2002.

         Exhibit 4 Letter to the Issuer from PCD Investments dated February 27, 2002.

         Exhibit 5         Letter to the Issuer from PCD Investments dated
                           March 5, 2002.

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 9 of 9 Pages
---------------------                                          -----------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: March 6, 2002


                                        PCD INVESTMENTS, LLC


                                        By:           /s/ Eric A. Weissmann
                                           -------------------------------------
                                                 Eric A. Weissmann, President



                                                       /s/ Gary M. Jacobs
                                        ----------------------------------------
                                        Gary M. Jacobs



                                                        /s/ Eric A. Weissmann
                                        ----------------------------------------
                                        Eric A. Weissmann

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

  1 Agreement of the Reporting Persons to the filing of this Statement on behalf of each of them.

  2         Letter to the Issuer's Board of Directors from PCD Investments dated
            February 21, 2002, relating to potential tender offer and proposed acquisition of outstanding shares of the Issuer.

  3         Press Release of PCD Investments dated February 21, 2002.

  4         Letter to the Issuer from PCD Investments dated February 27, 2002.

  5         Letter to the Issuer from PCD Investments dated March 5, 2002.